Exhibit 4.18
CONSULTING AGREEMENT

THIS AGREEMENT MADE at the City of Montreal, Province of Quebec, this 30th day of June, 2005.

AMONG:	9143-3250 QUEBEC INC., a corporation incorporated under the laws of Province of Quebec, (the "Corporation")

OF THE FIRST PART

AND:	IAN SHERRINGTON, on behalf of corporation incorporated under the laws of The Netherlands (the "Consultant")

OF THE SECOND PART

WHEREAS the Corporation is in the business of developing gaming software; WHEREAS the Consultant has expertise in gaming software and related matters;

WHEREAS all of the shares of the Corporation shall have been acquired by Events International Holding Corporation ("EIH") on or prior to the commencement of the term of this Agreement;

WHEREAS in April to May 2005, EIH arried out a private placement that raised $1.2 million, and as part of that transaction a total of Hi®v.u warrants to acquire shares of EIH exercisable at a price of $0.25 per share were issued (the "Warrants").

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants herein contained and for other good and valuable consideration, the parties hereby agree as follows:

1.
The Corporation hereby engages the Consultant to provide consulting services with respect to the gaming industry and gaming software to the Corporation and the Consultant hereby agrees to provide such services to the Corporation during the Term (as hereinafter defined). All such services shall be performed outside of Canada. The Consultant shall report to the board of directors of the Corporation and to the president of EIH.

2.
In consideration for its services, the Corporation shall pay the Consultant a fee of Five Thousand Canadian Dollars (CDN $5,000) per month during the Term provided that all of the outstanding Warrants shall have been exercised and provided further that the full exercise price shall have been paid to EIH. For greater certainty, the Corporation's obligation to pay the consulting fee will commence only once all of the Warrants have been exercised and the exercise price paid and the Consultant shall have no entitlement to receive a consulting fee for any period prior to the exercise of all of the Warrants.

3.
The term of the present Consulting agreement (the "Term") shall commence November 1, 2005 and shall end on the same date as the employment agreement entered into on this date between the Corporation and Ian Sherrington (the "Employment Agreement"). This Consulting Agreement shall terminate immediately and without notice in the event of the termination of the Employment Agreement and the Consultant shall have no further entitlement to any consulting fee in the event of such termination.

4.	The provisions of articles 8 to 13 of the Employment Agreement shall apply mutatis mutandis to the present Consulting Agreement.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto on the date first written above.

914343250 QUEBEC INC.

Per:	/s/ IAN SHERRINGTON
IAN SHERRINGTON

By:	/s/ IAN SHERRINGTON
IAN SHERRINGTON on behalf of the Consultant